                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*


                        CHECKFREE HOLDINGS CORPORATION
                                (Name of Issuer)


                                 COMMON STOCK
                         (Title of Class of Securities)


                                  162812101
                                (CUSIP Number)



        DAVE E. SIMAITIS, ONE NATIONWIDE PLAZA, COLUMBUS, OHIO  43215,
                                 614-249-7618


                               OCTOBER 9, 1998
           (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 3d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D

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CUSIP No.    162812101                              Page    2    of    9   Pages
          -----------------                              -------    ------
----------------------------                        ----------------------------

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1  NAME OF REPORTING PERSON
   Nationwide Mutual Insurance Company

   31-4177100
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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                      (a) / /
                                                                         (b) / /
   Not Applicable.
--------------------------------------------------------------------------------
3  SEC USE ONLY


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4  SOURCE OF FUNDS

   Not Applicable.*
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5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              / /

   Not Applicable.
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

   Ohio.

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                    7  SOLE VOTING POWER

                       0 shares
   NUMBER OF
    SHARES         -------------------------------------------------------------
 BENEFICIALLY       8  SHARED VOTING POWER
   OWNED BY
     EACH              0 shares
   REPORTING       -------------------------------------------------------------
    PERSON          9  SOLE DISPOSITIVE POWER
     WITH
                       0 shares

                   -------------------------------------------------------------
                    10  SHARED DISPOSITIVE POWER

                       0 shares

--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         0 shares

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12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES   / /

    Not Applicable.
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         0%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON
    IC

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                    *SEE INSTRUCTIONS BEFORE FILLING OUT!






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

ITEM 1.         SECURITY AND ISSUER:

This statement relates to the common stock class of equity securities of CheckFree Holdings Corporation, with principal executive offices at 4411 East Jones Bridge Road, Norcross, Georgia 30092.

ITEM 2.         IDENTITY AND  BACKGROUND.

(a) - (b) Nationwide Mutual Insurance Company, One Nationwide Plaza, Columbus, Ohio 43215, is a mutual insurance company organized under the laws of the State of Ohio.

                        Directors of Reporting Person


        Name                            Address                            Principal Occupation
        ----                            -------                            --------------------
Arden L. Shisler                2724 W. Lebanon Road                    President and Chief Executive Officer
                                Dalton, Ohio  43986                     of K&B Transport, Inc.

Lewis J. Alphin                 519 Bethel Church Road                  Farm Owner and Operator
                                Mount Olive, North Carolina  28365

A.I. Bell                       4121 N. River Road, West                Farm Owner and Operator
                                Zanesville, Ohio  43701

Richard D. Crabtree             One Nationwide Plaza                    President and Chief Operating Officer
                                Columbus, Ohio  43215                   of Nationwide Mutual Insurance Company

Keith W. Eckel                  1647 Falls Road                         Partner of Fred W. Eckel Sons,
                                Clarks Summit, PA  18411                President of Eckel Farms

Willard J. Engel                1100 East Main Street                   Retired
                                Marshall, Minnesota  56258

Fred C. Finney                  1558 West Moreland Road                 Farm Owner and Operator,
                                Wooster, Ohio  44691                    Operator of Melrose Fruit Farm

Charles L. Fuellgraf, Jr.       600 S. Washington Street                Chief Executive Officer of Fuellgraf
                                Butler, Pennsylvania  16001             Electric Company

Dimon R. McFerson               One Nationwide Plaza                     Chairman and Chief Executive
                                Columbus, Ohio  43215                    Officer of Nationwide Insurance
                                                                         Enterprise

David O. Miller                 625 Country Club Drive, Apt. B6          President of Owen Potato Farm, Inc.,
                                Newark, Ohio  43055                      Partner with M&M Enterprises,

Yvonne L. Montgomery            7 Vale Close                             Senior Vice President/General
                                Atlanta, Georgia  30324                  Manager USCO Southern Customers
                                                                         Operations of Xerox Corporation

James F. Patterson              8765 Mulberry Road                       President of Patterson Farms, Inc.
                                Chesterland, Ohio  44026                 Vice President of Pattersons, Inc.

Robert L. Stewart               88740 Fairview Road                      Farm Owner and Operator,
                                Jewett, Ohio  43986                      Owner of Sunnydale Mining


Nancy C. Thomas                 10235 Georgetown Road, N.E.             Farm Owner and Operator
                                Louisville, Ohio  44641

Harold W. Weihl                 14282 King Road                         Farm Owner and Operator
                                Bowling Green, Ohio  43402



                                              Executive Officers of Reporting Person

        Name                            Address                           Principal Occupation
        ----                            -------                           --------------------
Dimon R. McFerson               One Nationwide Plaza                    Chairman and Chief Executive
                                Columbus, Ohio  43215-2220              Officer-Nationwide Insurance
                                                                        Enterprise

Richard D. Crabtree             One Nationwide Plaza                    President and Chief Operating Officer
                                Columbus, Ohio  43215-2220

Robert A. Oakley                One Nationwide Plaza                    Executive Vice President-Chief
                                Columbus, Ohio  43215-2220              Financial Officer

Robert J. Woodward, Jr.         One Nationwide Plaza                    Executive Vice President-Chief
                                Columbus, Ohio  43215-2220              Investment Officer

James E. Brock                  One Nationwide Plaza                    Senior Vice President-Corporate
                                Columbus, Ohio  43215-2220              Development

Charles A. Bryan                One Nationwide Plaza                    Senior Vice President-Chief Actuary-
                                Columbus, Ohio  43215-2220              Property and Casualty

John R. Cook, Jr.               One Nationwide Plaza                    Senior Vice President-Chief
                                Columbus, Ohio  43215-2220              Communications Officer

Thomas L. Crumrine              One Nationwide Plaza                    Senior Vice President
                                Columbus, Ohio  43215-2220

W. Sidney Druen                 One Nationwide Plaza                    Senior Vice President and General
                                Columbus, Ohio  43215-2220              Counsel and Assistant Secretary

Danny M. Fullerton              One Nationwide Plaza                    Senior Vice President-Property and
                                Columbus, Ohio  43215-2220              Casualty Marketing

Philip C. Gath                  One Nationwide Plaza                    Senior Vice President-Chief Actuary-
                                Columbus, Ohio  43215-2220              Nationwide Financial Services

Richard D. Headley              One Nationwide Plaza                    Senior Vice President-Chief
                                Columbus, Ohio  43215-2220              Information Technology Officer

David R. Jahn                   One Nationwide Plaza                    Senior Vice President-Commercial
                                Columbus, Ohio  43215-2220              Insurance

Donna A. James                  One Nationwide Plaza                    Senior Vice President-Human
                                Columbus, Ohio  43215-2220              Resources

Richard A. Karas                One Nationwide Plaza                    Senior Vice President-Sales-Financial
                                Columbus, Ohio  43215-2220              Services






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
Edwin P. McCausland, Jr.        One Nationwide Plaza                    Senior Vice President-Fixed Income
                                Columbus, Ohio 43215-2220               Securities


Douglas C. Robinette            One Nationwide Plaza                    Senior Vice President-Marketing and
                                Columbus, Ohio 43215-2220               Product Management-Nationwide
                                                                        Financial Services

James A. Taylor                 One Nationwide Plaza                    Senior Vice President-Property and
                                Columbus, Ohio 43215-2220               Casualty Insurance


Richard M. Waggoner             One Nationwide Plaza                    Senior Vice President-Shared Services
                                Columbus, Ohio 43215-2220


Susan A. Wolken                 One Nationwide Plaza                    Senior Vice President-Life Company
                                Columbus, Ohio 43215-2220               Operations



All of the above named directors, trustees and executive officers of the reporting person are hereinafter referred to as "Executive Officers".

(c) Not applicable.

(d)-(e) During the past five years, none of the above-named persons or the Executive Officers have either been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result thereof, subjected them to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Executive Officers has U.S. Citizenship.


ITEM 3.         SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Not applicable.


ITEM 4.         PURPOSE OF TRANSACTION.

Nationwide Mutual Insurance Company sold the subject securities as part of its investment policy.


ITEM 5.         INTEREST IN SECURITIES OF THE ISSUER.

(a) As of October 9, 1998, Nationwide Mutual Insurance Company owns 0 shares and 0% of the outstanding shares of the stock identified in Item 1.

(b) Not applicable.

(c) On October 9, 1998, Nationwide Mutual Insurance Company sold 3,705,341 shares at $5.75 per share directly to the issuer, CheckFree Holdings Corporation.

(d) Not applicable.

(e) October 9, 1998.






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

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Nationwide Mutual Insurance Company ("Nationwide") entered into a Stock Purchase Agreement with Checkfree Holdings Corporation ("Checkfree") dated October 7, 1998, whereby Nationwide agreed to sell to Checkfree 3,705,341 shares of common stock, $.01 par value, of Checkfree shares at $5.75 per share.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A, Stock Purchase Agreement by and between Nationwide Mutual Insurance Company and Checkfree Holdings Corporation dated October 7, 1998.


Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.



October 23, 1998
                                NATIONWIDE MUTUAL INSURANCE COMPANY


                                /S/ Mark B. Koogler
                                ------------------------------------
                                Mark B. Koogler
                                Vice President-Associate General Counsel

                                  EXHIBIT A
                                      TO
                                 SCHEDULE 13D

                           STOCK PURCHASE AGREEMENT

   This Agreement made this 7th day of October, 1998, by and between CHECKFREE HOLDINGS CORPORATION, a Delaware corporation (CheckFree), and NATIONWIDE MUTUAL INSURANCE COMPANY, an Ohio corporation (Nationwide).

Whereas, Nationwide is the owner of 3,705,341 shares of common stock, $.01 par value, of CheckFree (the "Shares"), having purchased such shares from CheckFree in a private placement transaction in 1988; and

Whereas, Nationwide desires to sell the Shares to CheckFree, and CheckFree desires to purchase the Shares from Nationwide.

Therefore, the parties agree as follows:

1. CheckFree agrees to purchase, and Nationwide agrees to sell, all of the Shares for a purchase price of $5.75 per share, $21,305,710.75 in the aggregate.

2. Nationwide acknowledges that Nationwide is an accredited investor as defined in Rule 501 of Regulation D of the Securities and Exchange Commission and a sophisticated investor, that Nationwide has had the opportunity to ask for current information from CheckFree and to speak with the executive management of CheckFree (subject to agreeing to hold such information confidential) prior to entering into this agreement; that no information requested by Nationwide was withheld by CheckFree management; that Nationwide has been advised by CheckFree of management's current projection of CheckFree's loss per common share and of subscriber growth for the quarter ended September 30, 1998; and that such current information is not publicly available and could be considered material nonpublic information.

3. Nationwide acknowledges that the information concerning CheckFree's quarter ended September 30, 1998 and provided to Nationwide constitutes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21B of the Securities Exchange Act of 1934, as amended. These statements involve risks and uncertainties, including without limitation the completion of the accounting for CheckFree's quarter ended September 30, 1998, and other risks detailed from time to time in the Company's periodic reports filed with the Securities and Exchange Commission, including the Report on Form 10-K for the year ended June 30, 1998. Actual results could differ materially from CheckFree's forward-looking projections. The Company assumes no obligation to update any forward-looking statements.

4. Nationwide agrees that until at least 48 hours after CheckFree publicly releases its financial results for the quarter ended September 30, 1998, which release is currently expected to be made after the close of trading on October 20, 1998, (a) Nationwide will not release or inform any third party, other than its officers, directors, attorneys and advisors, of the current information provided to it by CheckFree concerning the quarter ended September 30, 1998 and
(b)

Nationwide will not purchase or sell any shares of CheckFree common stock except for the sale of the Shares to CheckFree hereunder.

5. The purchase of the Shares by CheckFree hereunder is subject to the approval of the Board of Directors of CheckFree. If the Board of Directors of CheckFree has not approved the purchase on or before 1:30 p.m. Atlanta time, Friday, October 9, 1998, CheckFree shall have no obligation to purchase and Nationwide shall have no obligation to sell the Shares. If the CheckFree Board approves the purchase of the Shares and thus the condition set forth in this Paragraph is removed, CheckFree shall wire the purchase price to Nationwide's account at the Bank of New York by the close of business on October 9, 1998, and upon receipt of the wired funds, Nationwide will instruct its custodial agent to deliver the Shares by overnight package delivery to CheckFree Holdings Corporation, 4411 East Jones Bridge Road, Norcross, GA 30092, Attention: James
S. Douglass, Executive Vice President, duly assigned for transfer to CheckFree free and clear of any liens or encumbrances by an authorized agent of Nationwide.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first set forth above.

CHECKFREE HOLDINGS CORPORATION            NATIONWIDE MUTUAL INSURANCE COMPANY

By: Peter F. Sinisgalli                    By: Mark W. Poeppelman
    -----------------------------              ------------------------------
Its: EVP & Chief Operating Officer         Its: Investment Officer







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